UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Champion Industries, Inc.

File No. 000-21084 - CF#29835

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Champion Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 06, 2013 and an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form 8-K filed on October 25, 2012.

Based on representations by Champion Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Date Form Filed	Expiration of non-release period
10.2	8-K	June 6, 2013	through September 30, 2013
10.3	8-K	June 6, 2013	through September 30, 2013
10.2	8-K	October 25, 2012	through September 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary